EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,	September 25,
In millions	2012	2011
Earnings
Earnings before income taxes and noncontrolling interests	$1,798	$1,913
Add
Fixed charges	77	80
Amortization of capitalized interest	1	2
Distributed income of equity investees	218	288
Less
Equity in earnings of investees	272	284
Capitalized interest	5	2
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1	1
Earnings before fixed charges	$1,816	$1,996

Fixed charges
Interest expense	$25	$34
Capitalized interest	5	2
Amortization of debt discount	3	2
Interest portion of rental expense (1)	44	42
Total fixed charges	$77	$80

Ratio of earnings to fixed charges	23.6	25.0

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.